K&L Gates LLP
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January 26, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549
Attn:    Irene Paik
Suzanne Hayes

Re:	Evolus, Inc.
Registration Statement on Form S-1
Filed January 9, 2018
File No. 333-222478
Ladies and Gentlemen,
Evolus, Inc., a Delaware corporation (the “Company”), hereby provides the following information in response to the comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated January 17, 2018 (the “Comment Letter”). The Company’s response is preceded by a reproduction of the corresponding Staff comment in italics as set forth in the Comment Letter.

In addition, if the Staff would like hard copies of the Registration Statement on Form S-1 (the “Registration Statement”) as filed with the Commission on January 25, 2018, marked against the Registration Statement as filed with the Commission on January 9, 2018, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement.

Form S-1 filed January 9, 2018
Capitalization, page 61

1.
Please refer to your response to prior comment 5 in which you state that the unwinding fee of $9.55 million that the company has agreed to pay on behalf of ALPHAEON is based on performance and services representing a future cost of doing business, and that you are not an obligor of the obligation. In order to evaluate your disclosure about the unwinding fee on pages 79, 129 and F-25 and your view that it represents future costs and not a liability assumed on November 30, 2017, please address the following:

•	Please confirm, if true, that you are not contractually obligated to pay the unwinding fee. In your disclosure you state that you have "agreed to pay" the unwinding fee on behalf of ALPHAEON.

•	Please confirm, if true, that if you never end up supplying DWP-450 to Clarion in Canada, you are not obligated to pay the unwinding fee on behalf of ALPHAEON.

•
Please tell us how you intend to account for the payment of the unwinding fee to previous equity holders of Clarion from the proceeds received from each unit of DWP-450 purchased by Clarion and the basis for your accounting.

•
Tell us if the amounts you pay on behalf of ALPHAEON for the unwinding fee will reduce your related party borrowings to ALPHAEON or, in the absence of such borrowings, will result in a receivable from ALPHAEON.

Please consider revising your disclosure as appropriate to better explain this arrangement.
Company Response: The Company acknowledges the Staff’s comment and provides the following as additional background information. In September 2014, certain agreements were entered into among ALPHAEON Corporation (“ALPHAEON”), Clarion Medical Technologies Inc. (“Clarion”), and the previous equity holders of Clarion, that provided the previous equity holders of Clarion the right (but not the obligation), which they have now exercised (“Unwind Right”), to unwind ALPHAEON’s acquisition of Clarion, and the right to an unwind fee of approximately $9.55 million (the “Unwind Fee”).  Until February 2016 when the previous equity holders of Clarion exercised the Unwind Right, Clarion was a wholly-owned subsidiary of ALPHAEON, which is currently the sole stockholder of the Company. Upon exercise of the Unwind Right, the Unwind Fee became a joint and several obligation of ALPHAEON and its majority stockholder SCH-AEON, LLC (formerly known as Strathspey Crown Holdings, LLC) (“SCH”). In November 2017, ALPHAEON and SCH entered into a Side Letter and Guarantee Agreement (the “Side Letter”) with Clarion and the previous equity holders of Clarion in which ALPHAEON agreed to cause the Company to enter into that certain Exclusive Distribution and Supply Agreement, dated as of November 30, 2017 (the “Distribution Agreement”) with Clarion. The Distribution Agreement provides the terms for which the Company will exclusively supply DWP-450 to Clarion in Canada, if the Company obtains the necessary regulatory approval from Health Canada. The Distribution Agreement also provides that certain amounts of each unit of DWP-450 purchased by Clarion shall be paid not to the Company, but directly to the previous equity holders of Clarion and that each such unit payment reduces, on a dollar-for-dollar basis, the amount of the Unwind Fee owed by ALPHAEON until paid in full, subject to the Side Letter.

Pursuant to the Side Letter, ALPHAEON and SCH (and each of their Canadian subsidiaries) are obligated to pay the Unwind Fee upon an acceleration event within 30 days of such event. For purposes of the Side Letter, each of the following events constitutes an acceleration event (each, an “Acceleration Event”): (i) the Unwind Fee is not paid in full by December 31, 2022, (ii) there is a material default of obligations by the Company under the Distribution Agreement, (iii) a claim or interruption of more than 60 days occurs under the Distribution Agreement that impairs Clarion’s ability to sell DWP-450 in Canada as the sole distributor, (iv) an initial public offering or any change in control involving ALPHAEON or the Company that results in either company receiving net proceeds of $700 million, (v) the bankruptcy or assignment for the benefit of creditors of ALPHAEON or the Company, or (vi) the termination of the License and Supply Agreement, dated as of September 30, 2013, as amended to date, by and between the Company and Daewoong Pharmaceuticals Co., Ltd. The Company is not obligated to pay any portion of the Unwind Fee upon an Acceleration Event.

The Distribution Agreement provides that if the Company does not receive approval from Health Canada to promote and sell DWP-450 in Canada prior to October 31, 2018, the Company is obligated to pay liquidated damages to Clarion in the amount of $1.0 million within 30 days after December 31, 2018, which will not reduce any amount of the Unwind Fee.

In addition, pursuant to the Side Letter, ALPHAEON and SCH have re-affirmed to the previous equity holders of Clarion their obligation to pay the Unwind Fee should the Company fail to supply DWP-450 to Clarion or cause the Distribution Agreement to terminate. ALPHAEON and SCH further agreed to pay the unpaid amount of the Unwind Fee on December 31, 2022, if demanded by the previous equity holders of Clarion.

The Distribution Agreement will terminate upon the earlier of the fifth anniversary of the approval of the New Drug Submission of DWP-450 from Health Canada, or at such time the Unwind Fee is paid in full. Thereafter, the Distribution Agreement may be renewed by mutual agreement of the parties.

In response to the Staff's first point above, the Company confirms that it is not contractually obligated to pay the Unwind Fee on behalf of ALPHAEON. The Company notes that it is contractually obligated under the Distribution Agreement to exclusively supply DWP-450 to Clarion, if approved, and to direct a portion of the proceeds received from each unit of DWP-450 purchased by Clarion to be paid directly to the previous equity holders of Clarion, which will reduce, on a dollar-for-dollar basis, the amount of the Unwind Fee ALPHAEON owes. The Distribution Agreement has not relieved ALPHAEON of its obligation to the previous equity holders of Clarion, but rather is a mechanism for ALPHAEON to satisfy its obligations to the previous equity holders.

In the event that the Distribution Agreement is terminated or if the Company fails to provide DWP-450 to Clarion in Canada, ALPHAEON and SCH will remain jointly and severally liable to the previous equity holders of Clarion for the balance of the Unwind Fee. In addition, if ALPHAEON or SCH repay the Unwind Fee in full at any time, the Distribution Agreement may be terminated by the Company or, if the Distribution Agreement is continued, the Company will no longer utilize a portion of the proceeds received from the sale of each unit of DWP-450 to reduce the Unwind Fee.

Further, each of ALPHAEON and SCH have agreed with the previous equity holders of Clarion to pay the Unwind Fee in the event the Unwind Fee is not satisfied through the Distribution Agreement. The Company is not a party to the original acquisition agreement related to the acquisition of Clarion by ALPHAEON or the Side Letter. The Company is only contractually obligated under the Distribution Agreement to exclusively supply DWP-450 to Clarion, if approved, and to direct a portion of the proceeds receivable from each unit of DWP-450 purchased by Clarion to be paid directly to the previous equity holders of Clarion, which will reduce, on a dollar-for-dollar basis, the amount of the Unwind Fee ALPHAEON owes. Once the Unwind Fee is fully paid, the proceeds of future sales of DWP-450 units to Clarion will be paid in full to the Company. The Company has revised the Registration Statement on pages 80, 131 and F-25 accordingly.

In response to the Staff's second point above, the Company confirms that if the Company does not supply DWP-450 to Clarion in Canada pursuant to the Distribution Agreement, the Company will not be obligated to pay the Unwind Fee on behalf of ALPHAEON. However, if the reason the Company does not supply DWP-450 to Clarion in Canada pursuant to the Distribution Agreement is because the Company does not receive approval from Health Canada to promote and sell DWP-450 in Canada prior to October 31, 2018, the Company will be obligated to pay liquidated damages to Clarion in the amount of $1.0 million within 30 days of December 31, 2018, which damages will not reduce the Unwind Fee. The Company will continue to evaluate this obligation in accordance with the provisions of Accounting Standards Codification (“ASC”) 450 Contingencies, and disclose the requirement in the Company’s financial statements. In the event that the Company does not supply DWP-450 to Clarion in Canada, breaches the Distribution Agreement or otherwise terminates the Distribution Agreement with Clarion, each of SCH and ALPHAEON will be jointly and severally obligated to pay the Unwind Fee to the previous equity holders of Clarion.

In response to the Staff's third and fourth points above, there is currently no contractual arrangement or agreement between ALPHAEON and the Company regarding how to recognize payment of the Unwind Fee. It is not currently expected or otherwise provided in the Side Letter or Distribution Agreement that the amount of the Unwind Fee paid on behalf of ALPHAEON will reduce the Company’s related party borrowings from ALPHAEON or that a receivable from ALPHAEON will be recorded. It is the Company’s understanding that by entering into the Side Letter, ALPHAEON does not intend to use its cash to satisfy the Unwind Fee.

The Company is considering various alternatives in evaluating what might be the appropriate accounting for the Distribution Agreement and for disclosure purposes in the Company’s financial statements for the year ended December 31, 2017. Based on the Company’s evaluation of the authoritative accounting literature, there does not appear to be specific guidance or guidance directly on point to apply to the Company’s agreement within the Distribution Agreement to direct Clarion, its customer, to remit a portion of the transaction price to settle an obligation of its parent, ALPHAEON.

After considering these various accounting alternatives, as further discussed below, the Company believes that recognizing the Unwind Fee paid on behalf of ALPHAEON as an equity distribution (effectively as a cash dividend) to ALPHAEON is most appropriate. The Company believes that this treatment would best reflect the underlying economics of the transaction, as it is clear that the Company has not received any corresponding value in return for agreeing to have a portion of the transaction price used to satisfy ALPHAEON’s obligation to the previous Clarion equity holders.

In reviewing the accounting literature for cash dividends, the Company determined that dividends become a liability once they have been declared. Thus, due to the contingent nature of the Company’s dividend obligation described above under the Distribution Agreement, the Company would accrue for the “dividend obligation” at the same time as the Company recognizes the related revenue from Clarion under the Distribution Agreement. The entry to record the dividend payment as a current liability would result in an offsetting entry to reduce the Company’s additional paid-in capital balance in stockholders equity once the “dividend” is in effect declared and the amount to be directed to the previous Clarion stockholders is known or can be determined (that is, when revenue is recorded for the unit sale to Clarion). The Company will also evaluate the Right of Offset guidance in ASC 210 Offsetting in recording this transaction in relation to the amounts due from Clarion resulting from recording the revenue. The Company also acknowledges that this is a related party transaction and will therefore follow the disclosure requirements outlined in ASC 850 Related Party Disclosures.

The Company is considering the guidance contained in ASC 606-10-32-25 through 27 Revenue from Contracts with Customers and whether the portion of proceeds payable to the previous Clarion equity holders, which effectively reduces the payment the Company will receive from its customer, could be construed as consideration paid or payable to a customer, and recorded as a reduction in the transaction price, and by extension revenue. Specifically, the Company considered whether the payment for the inventory purchased by Clarion to the previous equity holders of Clarion, at the direction of the Company, was a purchase to satisfy a business need of the Company, or an incentive, given by the Company to entice Clarion to purchase its goods. The Company does not consider the Distribution Agreement with Clarion and the request to direct a portion of the proceeds to the previous Clarion equity holders, to represent consideration paid or payable to a customer because the payment is to settle a contractual obligation of ALPHAEON, not the Company, and that ALPHAEON obligation preceded the Company entering into the Distribution Agreement with Clarion and is separable from the revenue transaction. In addition, the payment amount is not in excess of ALPHAEON’s obligation to Clarion, and is therefore not an incentive. Therefore, based on a preliminary evaluation of ASC 606, the Company’s intent is not to record the portion of the proceeds payable to the previous equity holders from the sale of DWP-450 as a reduction to the transaction price for its revenue transactions with Clarion.

The Company considered whether the Unwind Fee obligation assumed in the Distribution Agreement was a liability and concluded that it did not meet the definition of a liability pursuant to ASC 405-40 Liabilities, or a contingent liability that was probable or estimable in accordance with the guidance in ASC 450 Contingencies.

The Company considered the guidance in ASC 480-10-S99-3A and Accounting Series Release No. 268 (“ASR 268”). However, the contractual requirements under the Distribution Agreement do not appear to fit the description outlined in paragraph 3 of ASC 480-10-S99-3A that states: “although ASR 268 specifically describes and discusses preferred securities, the Staff believes that ASR 268 also provides analogous guidance for other redeemable equity instruments including, for example, common stock, derivative instruments, noncontrolling interests, securities held by an employee stock ownership plan, and share-based payment arrangements with employees.” Noting that the Unwind Fee transaction is none of the above, the $9.55 million that might be used to satisfy ALPHAEON’s liability would not seem to require mezzanine classification.

The Company also considered, by analogy, Staff Accounting Bulletin Topic 5-: Miscellaneous Accounting, Section T-Accounting for Expenses or Liabilities Paid by Principal Stockholder(s) (“SAB Topic 5T”). The Company evaluated that it is effectively paying the Unwind Fee on behalf of its parent (and currently its sole stockholder). Therefore, consistent with the facts in SAB Topic 5T, the value transferred by the Company on behalf of its parent should be reflected in the Company’s financial statements as a debit to paid-in capital. This is consistent with those transactions described in FASB ASC paragraph 718-10-15-4 (Compensation-Stock Compensation Topic), which states that “share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for services provided to the entity are share-based payment transactions to be accounted for under this Topic unless the transfer is clearly for a purpose other than compensation for services to the reporting entity.” The substance of the transaction between the Company and ALPHAEON is that ALPHAEON, as the economic interest holder, benefits from the Distribution Agreement through an equity distribution that is settling a liability of ALPHAEON. The Company also read in SAB Topic 5 that the “Staff believes that the problem of separating the benefit to the principal stockholder from the benefit to the company cited in in FASB ASC Topic 718 is not limited to transactions involving stock compensation. Therefore, similar accounting is required in this and transactions where a principal stockholder pays an expense for the company, unless the stockholder’s action is caused by a relationship or obligation completely unrelated to his position as a stockholder or such action clearly does not benefit the company.” The Company considered that the accounting discussed above in SAB Topic 5T, if used by an analogy, would not result in a different result as to classification, timing and measurement of the payment of a liability of the Company’s parent when compared to accounting for this transaction under ASC 505 Equity as a dividend.

With respect to the Staff's fourth point above, no portion of any amount of the Unwind Fee that is paid through the Distribution Agreement will reduce the Company's related party borrowings from ALPHAEON or will result in a receivable from ALPHAEON. The Company has revised the disclosure on page 80, 131 and F-25 of the Registration Statement accordingly.

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If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3519 or e-mail me at michael.hedge@klgates.com.

Sincerely,

/s/ Michael A. Hedge

Michael A. Hedge
K&L Gates LLP
cc:
Sasha Parikh, U.S. Securities and Exchange Commission
Jim Rosenberg, U.S. Securities and Exchange Commission
Murthy Simhambhatla, Ph.D., Evolus, Inc.
Jeffrey Plumer, Evolus, Inc.
Alexa M. Ekman, K&L Gates LLP
Michael J. Zeidel, Skadden, Arps, Slate, Meagher & Flom LLP